

July 30, 2015

<u>Via E-mail</u>
Pankaj Modi
Chief Executive Officer
Mindesta Inc.
429 Kent Street, Unit 112
Ottawa, Ontario, Canada K2P 2B4

> **Re: Mindesta Inc.**
> **Amended Annual Report on Form 10-K**
> **Filed July 21, 2015**
> **File No. 000-30651**

Dear Mr. Modi:

We have reviewed your amended filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing an amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   We partially reissue prior comment one. We continue to note the management fees payable to the CEO as reflected in footnote five to the financial statements. Please revise to include such amount in the summary compensation table as your response indicated. Such change was not made.

Financial Statements

Note 3 – Liability to Issue Common Shares, page F-11

2.   In your prior response letter dated June 8, 2015, you stated that the liability was recognized because "there was some uncertainty as to whether the Company would still

have sufficient authorized and unissued common shares to settle the contracts." In that response you also stated that fully vested, non-forfeitable equity instruments were granted at the date the contracts were signed, and thus the basis for your recognition of a prepaid asset. However, in your latest response dated July 20, 2015 to comment 3, you state that no equity instruments were issued, but that a liability is appropriate in order to recognize a liability to issue additional shares of common stock. These two responses appear contradictory: either a) your consulting contracts represent a fully-vested, non-forfeitable equity instrument, in which case it remains unclear your basis for recognizing a liability to issue common stock as well as a change in the fair value of that liability, or b) your consulting contracts do <u>not</u> represent a fully-vested, non-forfeitable equity instrument which, if so, it would appear inappropriate to recognize a prepaid asset prior to the measurement date. Based on the consulting contracts included as exhibits to your Form 10-K/A filed June 9, 2015, and consistent with your own assertions from your response letter dated June 8, 2015, it appears to us that your consulting contracts represent a fully-vested non-forfeitable equity instrument (in the form of a right to receive common stock, similar to a warrant), and thus a separate liability to issue common stock, along with changes in the value of that liability, does not appear appropriate. Please provide us a thorough analysis, with reference to the appropriate literature, for your continued liability recognition, or tell us whether a change to your prior financial statements is necessary.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to the disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact James Giugliano, Staff Accountant, at (202) 551-3319 or Rufus Decker, Accounting Branch Chief, at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan, Staff Attorney, at (202) 551-3269 or Pamela Howell, Special Counsel, at (202) 551-3357 with any other questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director

cc: Jeffrey G. Klein, Esq.